Filed by Fifth Wall Acquisition Corp. I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Fifth Wall Acquisition Corp. I

Commission File No. 001-39991

Important Information for Investors and Stockholders

This document relates to the proposed merger involving Fifth Wall Acquisition Corp. I (“FWAA”) and SmartRent.com, Inc. (“SmartRent”). FWAA intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a document that serves as a prospectus and proxy statement of FWAA, referred to as a proxy statement/prospectus, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to the stockholders of FWAA, seeking any required stockholder approvals. Investors and security holders of FWAA and SmartRent are urged to carefully read the entire proxy statement/prospectus, when it becomes available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by FWAA with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from FWAA upon written request to Fifth Wall Acquisition Corp. I, 6060 Center Drive, 10th Floor, Los Angeles, California 90045.

FWAA, SmartRent and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in favor of the approval of the merger and related matters. Information regarding FWAA’s directors and executive officers is contained in the section of FWAA’s Form S-1 titled “Management”, which was filed with the SEC on February 4, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, FWAA’s and SmartRent’s expectations or predictions of future financial or business performance or conditions, SmartRent’s product roadmap, including the expected timing of new product releases, SmartRent’s plans to expand its product availability globally, the expected composition of the management team and board of directors following the transaction, the expected use of capital following the transaction, including SmartRent’s ability to accomplish the initiatives outlined above, the expected timing of the closing of the transaction and the expected cash balance of the combined company following the closing. Any forward-looking statements herein are based solely on the expectations or predictions of FWAA or SmartRent and do not express the expectations, predictions or opinions of Fifth Wall in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of FWAA’s Form S-1 titled “Risk Factors,” which was filed with the SEC on February 4, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on FWAA’s or SmartRent’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither FWAA nor SmartRent is under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which FWAA has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in FWAA’s reports filed with the SEC, including FWAA’s most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC’s website at www.sec.gov, and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of FWAA or SmartRent are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to SmartRent’s ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that FWAA or SmartRent may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAA’s public stockholders, the ability of SmartRent and the combined company to leverage Fifth Wall’s limited partner and other commercial relationships to grow SmartRent’s customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of SmartRent and the combined company to leverage its relationship with any other SmartRent investor (including investors in the proposed PIPE transaction) to grow SmartRent’s customer base, the ability of the combined company to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of FWAA to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts SmartRent’s current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against FWAA, SmartRent, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAA or the combined company to issue equity or equity-linked securities in connection with the proposed merger or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of FWAA filed, or to be filed, with the SEC.

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Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in FWAA’s most recent reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in FWAA’s proxy statement/prospectus, when available. Any financial projections in this document are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond FWAA’s and SmartRent’s control. While all projections are necessarily speculative, FWAA and SmartRent believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this document should not be regarded as an indication that FWAA and SmartRent, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers (including projected revenue derived from committed units) are used for illustrative purposes only, are not forecasts, and may not reflect actual results. Presentation of historical 0% customer churn (which occurs when an existing customer removes SmartRent installed units) is illustrative only, and is not intended to be predictive of future churn, particularly as business continues to grow. When used herein, the term “committed units” includes both (i) units that are subject to binding purchase orders from customers and (ii) units that existing customers who are parties to a SmartRent master services agreement have informed SmartRent that they intend to order.

This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in FWAA and is not intended to form the basis of an investment decision in FWAA. All subsequent written and oral forward-looking statements concerning FWAA and SmartRent, the proposed transaction, or other matters and attributable to FWAA and SmartRent or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Important Information About Fifth Wall

In these materials (including any accompanying video or audio materials), references to “Fifth Wall” and “Fifth Wall Group” generally refer to Fifth Wall Asset Management, LLC, and Fifth Wall Ventures Management, LLC, collectively with their affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fund, vehicle or account, a “Fifth Wall Fund”). FWAA is sponsored by Fifth Wall Acquisition Sponsor, LLC (the “FWAA Sponsor”), which is an affiliate of Fifth Wall. However, FWAA is an independent publicly-traded company, and not a member of Fifth Wall or the Fifth Wall Group. Fifth Wall has not and is not providing investment advice to any person in connection with the matters contemplated herein, including FWAA, FWAA Sponsor or SmartRent. A fund managed by Fifth Wall currently holds a minority stake of less than 5% in SmartRent.

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Except for certain limited obligations of the FWAA Sponsor related to the disposition of its founder shares in FWAA, Fifth Wall in not a party to the proposed transaction agreements between FWAA and SmartRent or related transactions. Neither Fifth Wall, nor any of its partners, employees or other representatives will have at any time any legal obligation or commitment to any person (including SmartRent) to promote, advertise, market, or support the products, services, business or operations of SmartRent or the combined company. Fifth Wall’s position following consummation of the proposed merger will be that of an investor in the combined company until such time as Fifth Wall may, subject to its contractual obligations, dispose of its shares in the combined company.

This material is neither an offer to sell nor a solicitation of an offer to buy any security in any Fifth Wall Fund, and may not be used or relied upon in connection with any offer or solicitation. A private offering of interests in a Fifth Wall Fund may only be made by such Fifth Wall Fund pursuant to the offering documents for such Fifth Wall Fund, which will contain additional information about the investment objectives, terms, and conditions of an investment in such Fifth Wall Fund and also contain tax information and risk disclosures that are important to any investment decision regarding such Fifth Wall Fund. The information contained in this material is superseded by, and is qualified in its entirety by reference to, such offering documents. This communication is intended only for persons resident in jurisdictions where the distribution or availability of this communication would not be contrary to applicable laws or regulations.

Past performance or activities are not necessarily indicative of future results, and there can be no assurance that any Fifth Wall Fund will achieve results comparable to those presented herein, or that any Fifth Wall Fund will be able to implement its investment strategies or achieve its investment objectives. A Fifth Wall Fund's investment and applicable investment restrictions may differ from those historically employed by Fifth Wall, and economic conditions may differ materially from the conditions under which any other investment fund, investment vehicle or account managed or advised by Fifth Wall has previously invested. The investments, transactions and operational activities of Fifth Wall contained in this material, if any, are shown for illustrative purposes only of the types of investments, transactions and activities that have historically been undertaken by Fifth Wall, its affiliates and their respective officers, directors, partners, members, employees and/or advisors.

Use of Non-GAAP Financial Measures

This document may contain certain non-GAAP financial measures. SmartRent’s management and board of directors use certain non-GAAP measures to understand and evaluate SmartRent’s operating performance, to establish budgets, and to develop operational goals for managing its business, and they believe these measures also provide meaningful supplemental information to investors and others in understanding and evaluating SmartRent’s operating results and enhancing the overall understanding of its past performance and future prospects. These non-GAAP financial measures are not a substitute for GAAP measures and should be read in conjunction with SmartRent’s GAAP financial information.

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Table of Contents

1.	Transcripts of Videos
a.	Trailer – Getting to Know SmartRent

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1.	Transcripts of Videos .

a.	Trailer – Getting to Know SmartRent

Participants

Brendan Wallace, Chief Executive Officer of Fifth Wall Acquisition Corp. I

Lucas Haldeman, Co-Founder and Chief Executive Officer of SmartRent

Jerry Davis, President and Chief Operating Officer of UDR, Inc.

Transcript

Brendan Wallace (00:06):

There's something about SmartRent that is so profound, right, in what you have the potential to do for property managers and for tenants? But when you describe the company, right, when you describe it to investors for the first time, how do you characterize it? What's the elevator pitch?

Lucas Haldeman (00:20):

What we do at SmartRent is enterprise IoT. And let me unpack that a little for you. If you think about the world before the SmartRent, before our platform, there are a lot of really great smart devices. I had a bunch in my house. I'm sure you had a bunch in your house. But none of them were ever designed to be managed at scale. It was designed for one user to have in their home, for you to put in your house, or for me to put in my house. But no one had said, "What if I need to control 100,000 of these or 200,000 of these or a million of these. That's really this open platform that we've created that says 15 different kinds of locks, 20 different kinds of thermostats, hundreds of different switches, and sensors all goes into one platform. All gets deeply integrated. That's really the founding thesis of our company.

Brendan Wallace (01:00):

Jerry, I'm thrilled to have you here because you are such an institutional owner and operator of multifamily assets.

Jerry Davis (01:07):

Yeah, after we determined we were going to go with Lucas's product, we wanted to pilot first, and we did two locations. Adoption was quick. Our employees, as well as our residents, both thought the product worked very well, made their lives much easier. It ROIs multiple ways. We could get to a good IRR purely on that.

Brendan Wallace (01:29):

Can you articulate the value proposition to the property manager?

Lucas Haldeman (01:34):

Three big buckets I like to talk about. One is you're going to increase your revenue. Residents are willing to pay more for a smart apartment. The second bucket is around decreasing our costs and better protecting our assets. A good example of that is around water mitigation and putting in leak sensors. Knowing when a leak starts before it becomes catastrophic is hugely impactful to the P&L. Then the third bucket is around just decreasing the complexity of running these properties. You don't have people running around in golf carts taking keys all around the property. You don't have a key box that can get confused. It's really about just this seamless, elegant property management.

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Brendan Wallace (02:08):

There's another side of this, which is the consumer value proposition. How do you articulate the consumer value proposition?

Lucas Haldeman (02:14):

For the resident, the benefit is really around having that modern living experience that many of us as home homeowners have been enjoying for years. They can create access codes so the dog walker can get in and take the dog for a walk. They can know when their kids get off the school bus and get home. This doesn't change your life, but it just feels like a more modern living experience. And on the other side of it, part of what I love about this platform is it's not just for high-end luxury or classy apartments. In fact, it's more impactful when you go into the B and the B minus product, and you tell someone they can save 50 or 60 or $75 on their utilities. That's a meaningful difference for them in their lives.

Brendan Wallace (02:48):

So providing a single fulsome solution to managing all smart home residential technology, what is the size of that market?

Lucas Haldeman (02:59):

Yeah, so the addressable market here is just massive.

Brendan Wallace (03:02):

But there's other categories of residential that I think are also prospects for smart home technology too. Right?

Lucas Haldeman (03:10):

Yeah, residential and commercial. And as you start broadening out to the global, if we went out just to the next five largest international markets, it's over a hundred million units.

Brendan Wallace (03:19):

So Fifth Wall is doing its part to make sure the rest of the real estate industry follows suit. We are going to make sure you are the vendor of choice. But that has translated into som3:19e pretty profound financial growth. Can you unpack that a little bit?

Lucas Haldeman (03:32):

Yeah. I mean, I think we've had this amazing inflection point around coming out of COVID and going through COVID. We saw new companies flock to us for a self-guided tour, and then once we were able to sit down with them able to explain all the benefits of the platform. We doubled the business in 2020. And while that's a great number, we actually were sitting on the sidelines for five months. So we doubled the business with only having seven months to be out installing, and that's translated into this year being even bigger. I almost hate to say this out loud because I want to knock on wood, but we've had 0% churn in four years of installing. We have not had a unit move off of our platform, just a staggering, staggering number. It's an incredibly sticky business because it's hard to get in. It's hard to get them over the hump. It's a big decision. It's a big capital expense. But once they do, they've taken it seriously. They've underwritten this. They've done an RFP. And they're ready to be partners, true partners going forward.

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Important Information for Investors and Stockholders

This document relates to the proposed merger involving Fifth Wall Acquisition Corp. I (“FWAA”) and SmartRent.com, Inc. (“SmartRent”). FWAA intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a document that serves as a prospectus and proxy statement of FWAA, referred to as a proxy statement/prospectus, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to the stockholders of FWAA, seeking any required stockholder approvals. Investors and security holders of FWAA and SmartRent are urged to carefully read the entire proxy statement/prospectus, when it becomes available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by FWAA with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from FWAA upon written request to Fifth Wall Acquisition Corp. I, 6060 Center Drive, 10th Floor, Los Angeles, California 90045.

FWAA, SmartRent and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in favor of the approval of the merger and related matters. Information regarding FWAA’s directors and executive officers is contained in the section of FWAA’s Form S-1 titled “Management”, which was filed with the SEC on February 4, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, FWAA’s and SmartRent’s expectations or predictions of future financial or business performance or conditions, SmartRent’s product roadmap, including the expected timing of new product releases, SmartRent’s plans to expand its product availability globally, the expected composition of the management team and board of directors following the transaction, the expected use of capital following the transaction, including SmartRent’s ability to accomplish the initiatives outlined above, the expected timing of the closing of the transaction and the expected cash balance of the combined company following the closing. Any forward-looking statements herein are based solely on the expectations or predictions of FWAA or SmartRent and do not express the expectations, predictions or opinions of Fifth Wall in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of FWAA’s Form S-1 titled “Risk Factors,” which was filed with the SEC on February 4, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on FWAA’s or SmartRent’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither FWAA nor SmartRent is under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which FWAA has filed or will file from time to time with the SEC.

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In addition to factors previously disclosed in FWAA’s reports filed with the SEC, including FWAA’s most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC’s website at www.sec.gov, and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of FWAA or SmartRent are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to SmartRent’s ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that FWAA or SmartRent may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAA’s public stockholders, the ability of SmartRent and the combined company to leverage Fifth Wall’s limited partner and other commercial relationships to grow SmartRent’s customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of SmartRent and the combined company to leverage its relationship with any other SmartRent investor (including investors in the proposed PIPE transaction) to grow SmartRent’s customer base, the ability of the combined company to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of FWAA to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts SmartRent’s current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against FWAA, SmartRent, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAA or the combined company to issue equity or equity-linked securities in connection with the proposed merger or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of FWAA filed, or to be filed, with the SEC.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in FWAA’s most recent reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in FWAA’s proxy statement/prospectus, when available. Any financial projections in this document are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond FWAA’s and SmartRent’s control. While all projections are necessarily speculative, FWAA and SmartRent believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this document should not be regarded as an indication that FWAA and SmartRent, or their representatives, considered or consider the projections to be a reliable prediction of future events.

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Annualized, pro forma, projected and estimated numbers (including projected revenue derived from committed units) are used for illustrative purposes only, are not forecasts, and may not reflect actual results. Presentation of historical 0% customer churn (which occurs when an existing customer removes SmartRent installed units) is illustrative only, and is not intended to be predictive of future churn, particularly as business continues to grow. When used herein, the term “committed units” includes both (i) units that are subject to binding purchase orders from customers and (ii) units that existing customers who are parties to a SmartRent master services agreement have informed SmartRent that they intend to order.

This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in FWAA and is not intended to form the basis of an investment decision in FWAA. All subsequent written and oral forward-looking statements concerning FWAA and SmartRent, the proposed transaction, or other matters and attributable to FWAA and SmartRent or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Important Information About Fifth Wall

In these materials (including any accompanying video or audio materials), references to “Fifth Wall” and “Fifth Wall Group” generally refer to Fifth Wall Asset Management, LLC, and Fifth Wall Ventures Management, LLC, collectively with their affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fund, vehicle or account, a “Fifth Wall Fund”). FWAA is sponsored by Fifth Wall Acquisition Sponsor, LLC (the “FWAA Sponsor”), which is an affiliate of Fifth Wall. However, FWAA is an independent publicly-traded company, and not a member of Fifth Wall or the Fifth Wall Group. Fifth Wall has not and is not providing investment advice to any person in connection with the matters contemplated herein, including FWAA, FWAA Sponsor or SmartRent. A fund managed by Fifth Wall currently holds a minority stake of less than 5% in SmartRent.

Except for certain limited obligations of the FWAA Sponsor related to the disposition of its founder shares in FWAA, Fifth Wall in not a party to the proposed transaction agreements between FWAA and SmartRent or related transactions. Neither Fifth Wall, nor any of its partners, employees or other representatives will have at any time any legal obligation or commitment to any person (including SmartRent) to promote, advertise, market, or support the products, services, business or operations of SmartRent or the combined company. Fifth Wall’s position following consummation of the proposed merger will be that of an investor in the combined company until such time as Fifth Wall may, subject to its contractual obligations, dispose of its shares in the combined company.

This material is neither an offer to sell nor a solicitation of an offer to buy any security in any Fifth Wall Fund, and may not be used or relied upon in connection with any offer or solicitation. A private offering of interests in a Fifth Wall Fund may only be made by such Fifth Wall Fund pursuant to the offering documents for such Fifth Wall Fund, which will contain additional information about the investment objectives, terms, and conditions of an investment in such Fifth Wall Fund and also contain tax information and risk disclosures that are important to any investment decision regarding such Fifth Wall Fund. The information contained in this material is superseded by, and is qualified in its entirety by reference to, such offering documents. This communication is intended only for persons resident in jurisdictions where the distribution or availability of this communication would not be contrary to applicable laws or regulations.

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Past performance or activities are not necessarily indicative of future results, and there can be no assurance that any Fifth Wall Fund will achieve results comparable to those presented herein, or that any Fifth Wall Fund will be able to implement its investment strategies or achieve its investment objectives. A Fifth Wall Fund's investment and applicable investment restrictions may differ from those historically employed by Fifth Wall, and economic conditions may differ materially from the conditions under which any other investment fund, investment vehicle or account managed or advised by Fifth Wall has previously invested. The investments, transactions and operational activities of Fifth Wall contained in this material, if any, are shown for illustrative purposes only of the types of investments, transactions and activities that have historically been undertaken by Fifth Wall, its affiliates and their respective officers, directors, partners, members, employees and/or advisors.

Use of Non-GAAP Financial Measures

This document may contain certain non-GAAP financial measures. SmartRent’s management and board of directors use certain non-GAAP measures to understand and evaluate SmartRent’s operating performance, to establish budgets, and to develop operational goals for managing its business, and they believe these measures also provide meaningful supplemental information to investors and others in understanding and evaluating SmartRent’s operating results and enhancing the overall understanding of its past performance and future prospects. These non-GAAP financial measures are not a substitute for GAAP measures and should be read in conjunction with SmartRent’s GAAP financial information.

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